SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)



                             THE VINCAM GROUP, INC.
                                (Name of Issuer)




                                  COMMON STOCK
                         (Title of Class of Securities)


                                    92719B104
                                 (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  92719B104

1)       Name of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
         Persons

         Jose M. Sanchez

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2)       Check the Appropriate Box if a Member of A Group
         (See Instructions)

         (a)   [     ]
         (b)   [     ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization

         United States of America

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         Number of Shares            (5) Sole Voting Power            2,653,503
         Beneficially Owned by
         Each Reporting Person With  (6) Shared Voting Power               None

                                     (7) Sole Dispositive Power       2,653,503

                                     (8) Shared Dispositive Power          None

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,653,503

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(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
         (See Instructions)

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(11)     Percent of Class Represented by Amount in Row 9                   17.2%

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(12)     Type of Reporting Person (See Instructions)                         IN

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                                        i

Item 1(a).         Name of Issuer:

                  The Vincam Group, Inc.

Item 1(b).        Name of Issuer's Principal Executive Offices:

                  2850 Douglas Road
                  Coral Gables, FL  33134

Item 2(a).        Name of Person Filing:

                  Jose M. Sanchez

Item 2(b).        Address or Principal Business Office or, if None, Residence:

                  2850 Douglas Road
                  Coral Gables, FL 33134

Item 2(c).        Citizenship:

                  United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  92719B104

Item 3.           Not applicable

Item 4.           Ownership

                  (a) Amount Beneficially Owned:                                                          2,653,503

                  (b)  Percent of Class:                                                                      17.2%

                  (c) Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote:                                 2,653,503

                           (ii) shared power to vote or to direct the vote:                                   None.

                           (iii) sole power to dispose or to direct the disposition of:                   2,653,503

                           (iv) shared power to dispose or to direct the disposition of:                      None.

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

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

/s/ JOSE M. SANCHEZ
---------------------------
Jose M. Sanchez
Date:  February 13, 1998

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